

Law Offices of Ning Ye, Esq.
135-11 38th Avenue, #1A, Flushing, NY 11354
TEL: 718-308-6626; 301641-7345 (Cell) • FAX: (718) 228-5816 • E-MAIL: ynyale@aol.com

Ning Ye, Esq.
Growing Pains Solution LLC
135-11 38th Ave, 1 A, Flushing, NY 11354

1718-308-6626
yeningusa@gmail.com

April 29, 2025

To Whom It May Concern:

We have acted as U.S. securities counsel to BloomZ Inc., a Cayman Islands exempted company (the "Company"), in connection with the sale of 99,850,000 of its ordinary shares, par value $0.00000002 per share (the "Shares"), pursuant to that certain Securities Purchase Agreement dated April 22, 2025 (the "Agreement").

In rendering this opinion, we have examined:
- The executed Agreement
- Corporate resolutions of the Company authorizing the transaction
- Representations and warranties made by the purchasers
- Relevant provisions of Regulation S under the Securities Act of 1933 (the "Securities Act")
- Such other documents and matters as we have deemed necessary

Based on the foregoing, we are of the opinion that:

1. The offering qualifies for an exemption from registration under Regulation S of the Securities Act.
   - The purchasers are non-U.S. persons as defined under Rule 902(k);
   - The Shares were offered and sold in offshore transactions outside the United States;
   - No directed selling efforts were made by the Company, its agents, or representatives within the United States; and
   - The Company did not engage in general solicitation or advertising in the U.S.

2. Accordingly, the offer and sale of the Shares are not subject to registration under Section 5 of the Securities Act.

This opinion is rendered solely for use in connection with compliance procedures related to the above transaction and may not be relied upon by any other party or for any other purpose without our prior written consent.

Law Offices of Ning Ye, Esq.
135-11 38th Avenue, #1A, Flushing, NY 11354
TEL: 718-308-6626; 301641-7345 *(Cell)* • *FAX:* (718) 228-5816 • *E-MAIL:* ynyale@aol.com

Sincerely,

/s/ Ning Ye

Ning Ye, Esq.
Growing Pains Solution LLC
Counsel to BloomZ Inc.